Exhibit 99.1

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (“A” Category) – CVM Code 24406

Corporate Taxpayer’s ID (CNPJ/MF): 00.416.968/0001-01

Company Registry (NIRE): 31.300.010.864

NOTICE TO THE MARKET

UPDATE ON CORPORATE REORGANIZATION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), pursuant to the provisions of CVM Resolution 44, of August 23, 2021, in addition to the provisions of the Material Facts disclosed on April 15, 2021 and May 12, 2022 and notices to the market disclosed on April 20 and 29, 2022 and May 23, 2022, hereby informs the shareholders and the market in general, the Central Bank of Brazil approved the corporate acts of the Company's Extraordinary Shareholders' Meeting held on May 12, 2022 (“Reorganization EGM”).

The Reorganization EGM approved the corporate reorganization for the transfer of Inter’s shareholder base to Inter & Co, Inc, a company incorporated pursuant to the laws of Cayman jurisdiction (“Inter&Co”), with a listing of its shares on Nasdaq, a stock exchange in the United States, and with trading of Depositary Receipts - BDRs Level I, backed by Class A Shares issued by Inter&Co, on the B3 - Brasil, Bolsa, Balcão S. A. (“Corporate Reorganization”). The approval of the corporate acts of the Reorganization EGM was an Implementation Condition of the Corporate Reorganization.

The conclusion of the Corporate Reorganization is also subject to the confirmation (or waiver, as the case may be) of compliance with precedent conditions for the payment, on behalf of Inter Holding Financeira S.A., of financing to be contracted with financial institutions, in the amount of up to one billion one hundred and fifty million reais (R$1,150,000,000.00), to support the redemption of HoldFin's redeemable preferred shares corresponding to the Cash-Out Option.

Additional Information

The documentation relating to the Corporate Reorganization is available to shareholders at Inter's headquarters, in the Investor Relations Department, at Avenida Barbacena, nº 1,219, Belo Horizonte/MG, by email ri@bancointer.com.br, on Inter's website http://ri.bancointer.com.br) and on the websites of the Brazilian Securities and Exchange Commission (http://www.gov.br/cvm) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

Inter's Shareholders may consult Inter's Investor Relations department for any questions they may have about the Corporate Reorganization on the abovementioned channels.

This Notice to the Market is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful without registration or qualification under the securities laws of such jurisdiction.

Belo Horizonte, June 1st, 2022.

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER